UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated June 02, 2010.

Exhibit 99.1

FIRST QUARTER 2010 RESULTS

Highlights

•	Golar LNG reports a consolidated a net loss of $2.8 million and consolidated operating income of $10.7 million
•	Spot traded vessels results very weak with outlook for Q2 similar
•	Golar Freeze delivered under its time charter in Dubai
•	Golar Energy announces the establishment of a new venture to embark on managing and trading LNG cargoes
•	Termination of various agreements in respect of Gladstone LNG Fisherman’s Landing project
•	Golar announces cash dividend of $0.05 per share with an anticipation of significant dividend growth over the next 12 months

Financial Review

Golar LNG Limited (“Golar” or the “Company”) reports a consolidated net loss of $2.8 million and consolidated operating income of $10.7 million for the three months ended 31 March, 2010 (the “first quarter”).

Revenues in the first quarter were $53.3 million as compared to $65.5 million for the fourth quarter of 2009 (the “fourth quarter”). The decrease is due to a very weak market for vessels operating in the spot market. As a result utilisation for the first quarter was down at 65% compared to 93% for the fourth quarter and first quarter average daily time charter equivalents (“TCEs”) decreased to $47,084 compared to fourth quarter TCE of $62,471.

Voyage expenses increased from $7.2 million in the fourth quarter of 2009 to $10.6 million for the first quarter of 2010 mainly due to a decrease in the utilisation of spot traded vessels. The decrease in utilisation levels has resulted in higher fuel costs paid for by Golar. Vessel operating expenses were lower at $13.0 million for the first quarter compared to $14.9 million for the fourth quarter.

Net interest expense for the first quarter at $9.8 million was down from $11.7 million in the fourth quarter due to the maturity of long-term interest rate swaps, a small decrease in LIBOR, and slightly lower debt levels as a result of amortisation from regular repayments.

Other financial items have decreased from a gain of $7.2 million for the fourth quarter to a loss of $4.9 million in the first quarter. This is as a result of losses on the mark-to-market of interest rates swaps in the first quarter as compared to gains in the fourth quarter.

The net gain on sale of investee of $0.8 million represents the sale of 2.1 million LNG Limited shares for a total consideration of $1.3 million.

Financing, corporate and other matters

As recently announced the Golar Freeze FSRU has been delivered under its time charter to Dubai Supply Authority (“DUSUP”), and thus is on hire commencing May 16, 2010. The final milestone for the project is the commissioning and testing of the vessel and this is expected to take place during the fourth quarter of 2010. Golar is currently engaged with a syndicate of banks documenting a refinancing facility for the Golar Freeze which is expected to be concluded during the first half of June.

Golar LNG Energy Limited (“Golar Energy”) has recently announced that it is to establish a new subsidiary, to be named Golar Commodities, which will position Golar Energy in the market for managing and trading LNG cargoes. Activities will include structured services to outside customers (such as risk management services), arbitrage activities as well as proprietary trading. In order to manage the business, Golar Energy has recruited a group of 5 individuals with extensive experience in LNG and commodities trading. Golar Energy will make a significant equity investment in its new subsidiary, which will be drawn from its cash reserves. The new subsidiary will be further supported by credit lines from commercial banks. It is expected that this new business area will be fully operational from September 2010.

The Company’s management company, Golar Management Ltd, and the present technical sub-manager for 9 of Golar’s vessels, Wilhelmsen Ship Management (Norway) AS, are in the process setting up a joint venture company, Golar Wilhelmsen Management AS. (“Golarwil”) that will be a specialised technical manager of LNG vessels. It is the intention that all Golar LNG carriers and FSRU’s will be managed by Golarwil. The new structure benefits from the economies of scale of bringing the fleet together under one manager. In addition it provides Golar with more day-to-day involvement which is important particularly with FSRU vessels and other non standard LNG carriers and at the same time provides the benefits of the resources of a large ship management organisation. The actual management transfer of the LNG vessels will take place from late July and throughout August 2010.

Subsequent to the quarter end Golar Energy issued 165,000 share options to employees at a strike price of $2.20. The options vest over a period of two years and three months. Total Golar Energy options outstanding after this issue are 4,105,000.

Following the stock dividends of Golar Energy shares in respect of the third and fourth quarters of 2009, Golar has distributed a total of 13.5 million Golar Energy shares. After these distributions Golar’s total holding is 155 million shares or approximately 68%.

With the Company’s 5 long-term contracted vessels now all onhire under their time charters, the Board has decided to propose a cash dividend of $0.05 per share in respect of the first quarter of 2010. The record date for the dividend is June 8, 2010, ex-dividend date is June 4, 2010 and the dividend will be paid on or about June 23, 2010.

Following the commencement of the Golar Freeze charter on May 16, 2010, the Company’s 5 vessels on long term charter will generate approximately $72 to $75 million in yearly free cash flow after debt service (approximately $1.06 - $1.11 per share per annum). This will further increase after June 2013 when Golar Mazo debt is fully repaid by approximately $15 million per annum. It is intended the significant majority of this free cash flow will be distributed and therefore the level of quarterly dividends is anticipated to increase sharply in future quarters.

Operational Review

Shipping

Overall spot trade in 2010 began in similar fashion to 2008 and 2009 – struggling to absorb a large number of new buildings in a climate of weak demand and a lack of FOB spot cargoes. Winter demand 2009/2010 fell away in mid January and no consistent spot opportunities were available after that point. Very little chartering activity has reached the open market and the most visible spot/short term opportunities from supply projects this year have come from Trinidad, Abu Dhabi, N.W. Shelf and Nigeria LNG. Statoil’s fixing of the Gemmata for up to 3 years and Gazprom taking a Dynacom ice-class vessel for 2 years have also occurred as well as a re-exports out of Sabine Pass and Zeebrugge.

There were a number of factors affecting spot market activity but the effect of a continuing excess of tonnage together with a lack of spot product and the effect of term buyers exercising downward contract quantity (“DCQ”) adjustments has caused a severe drop in spot activity and charter rates. Spot charter rates have also been adversely impacted by worldwide falling spot gas prices which may further soften as we move into the summer period. Current spot charter rates are in the region of $30,000 per day, however, achieving a reasonable level of utilisation in the current weak market is extremely challenging. Additionally, high fuel oil bunker costs make it difficult to strategically position spot market ships to take advantage of occasional FOB cargo sales.

Plant outages have also had an impact although tentative demand recovery in the Far East markets coupled with (as mentioned above) Far East buyers already having exercised DCQ adjustments in long-term contracts may increase the potential for spot cargoes. The additional LNG capacity coming on stream in the second half of 2010 should also help to improve the ship market balance. Other recent indications of a possible improvement in the shipping market with Statoil taking a vessel on a 3 year hire from June of this year and Total reportedly close to fixing a spot vessel on a 2 year assignment to cover project structural requirements remain pointers to a recovery. These and a current Chinese Petroleum Corporation shipping requirement may well be early indications of an increase in spot cargo prospects but as yet it is too soon to say if this will provide any sustained improvement in market activity in the short-term.

The current fleet now stands at 348 including lay-ups and regasification vessels. New vessels on order amount to 35 including regasification and Floating LNG vessels.

 Regasification

Credible progress continues in the development of new floating storage and regasification projects. Project details are becoming clearer and more certain with more credible interested parties. In addition to the very strong Asia demand and solid inquiry from the Americas, new market interest has occurred in the Middle East and Africa. In addition to new inquires, those projects being developed on a tender basis are largely keeping to schedule. As an update to public market activity:

•	Indonesia (West Java): Golar Energy qualified in addition to four other parties for Pertamina and PT Perusahaan Gas Negara (Persero) Tbk (“PGN”) joint venture’s tender. Golar Energy is preparing its bid submission with a contract award targeted for 3Q2010.
•	Indonesia (Sumatra): The ~1-2 MTA/year floating storage and regasification terminal remains targeted for a 2012 start-up in North Sumatra. PGN is finalizing the selection of a Project Manager (“PMC”). The Pre-Qualification and Tender is expected to occur in 2H2010.
•	Jamaica: Golar Energy submitted a proposal of interest in response to the Petroleum Corporation of Jamaica’s request for proposals. PCJ’s formal decision on its tender is outstanding.
•	Israel: Golar Energy was selected along with a small field of qualifiers to participate in the tender for an offshore LNG receiving terminal, targeted for a 2H2013 start-up. The tender is reportedly expected to be launched in 4Q2010.
•	Uruguay: Foster Wheeler Iberia, the project’s appointed PMC, continues to develop the tender scope with a tender expected to be issued at the end of the 3rd quarter of 2010 for first gas in 2013.
•	Argentina: Repsol and Enarsa have issued a tender for their Puerto Escobar project which is targeting first gas by June 2011. Enarsa are also developing a replacement project for Bahia Blanca.

In addition to the above public market activity, significant development activity continues on a direct basis. In total, Golar FSRU developers are engaged in or monitoring FSRU opportunities in over 25 countries with some countries offering multiple opportunities. In addition to the increasing number of interested parties, the types of inquiries have become more diverse: FSRUs for benign and harsh environment; site locations near shore and offshore; project specified mooring solutions and vaporisation technology; and project volume scale further broadening to consider smaller LNG import volumes and therefore, leaner solutions.

Whilst development activity will take time, the Company remains patient but pro-active in pursing the next Golar FSRU. However, the diversity of opportunities noted above is to some extent encouraging as Golar’s approach is based on developing fit for purpose solutions. Each of Golar’s three projects to date was based on three distinctly different FSRU designs. The Company believes this approach of converting an LNGC to an FSRU based on a specific client’s requirements as offering customers the best value proposition in terms of speed of project implementation and overall project cost.

Golar Freeze completed her conversion at Keppel Shipyard in April 2010 and as noted above the vessel has successfully been delivered to DUSUP under a 10 year charter. Hire commences for the vessel on 16 May 2010. Start-up and performance testing is expected to commence in the fourth quarter of 2010 upon completion of the jetty and breakwater. Golar Spirit FSRU and Golar Winter FSRU continue to perform well since their deliveries to Petrobras.

Liquefaction

During the quarter Golar Energy announced the termination of the various agreements relating to the Gladstone LNG Project as a result of a conditional takeover proposal of Arrow Energy (“Arrow”) (gas supplier to the Gladstone LNG Project) by Royal Dutch Shell and PetroChina. The agreements terminated were Golar Energy’s shipping and marketing Heads of Agreement (“HoA”) with Arrow, the HoA with Toyota Tsusho Corporation in respect of the LNG supply and the original HoA with LNG Limited for the offtake of LNG from the Gladstone LNG Project.

Golar Energy remains of the view that the Gladstone LNG Project site at Fisherman’s Landing, the mid-scale nature of the LNG plant and all the work undertaken to date, renders the Gladstone LNG Project with the potential to be developed and commercialised, in a much shorter time frame and at a lower cost per produced tonne of LNG than other, much larger, LNG projects proposed by others in the Port of Gladstone. LNG Limited is in a position to attract interest from other parties in the region with respect to gas supply and the development of the Gladstone LNG Project as an alternative to Arrow.

Under the terms of the June 2006 Collaboration Agreement, between the LNG Limited and Golar Energy, which remains in place, Golar Energy will continue to take an interest in the alternative development options for the Gladstone LNG Project in order to try to achieve a positive outcome for shareholders.

Golar Energy will continue to actively pursue floating liquefaction (“FLNG”) projects and other floating LNG solutions which fit with its financial objectives and best capture its technical capabilities. Golar Energy’s FLNG strategy will be expanded to include the development of low capital cost, rapid deployment floating production facilities utilising the conversion of high quality existing LNG carriers, floating technologies for the liquefaction of pipeline quality gas or associated gas (requiring minimal processing) and seeking other innovative LNG solutions. This strategy complements Golar Energy’s industry leadership position in floating LNG regasification facilities development.

Market

Spot market shipping demand fell away quicker than would normally be the case given the length and severity of the winter, resulting in reduced opportunities for Golar ships trading on the spot market. Current indications are that this lack of short term activity will continue well into the year with only occasional cargoes becoming available in both Atlantic and Pacific basins. The market is therefore typified by a number of vessels competing for the same cargoes over short hire periods at depressed charter rates.

By the end of January we saw the first hints of a slowdown in flows to N.W. Europe with a re-export cargo from Zeebrugge to ease LNG storage constraints making its way to Mexico. Supply, meanwhile, continues to build. In Qatar, Rasgas Train 7 was commissioned, Yemen continued its ramp-up and Tangguh continued to send cargoes to Sempra’s Costa Azul terminal. Qatargas-3 Train 6 is slated to begin operations mid-year and Qatargas-4 Train 7 is scheduled for completion in September 2010.

Once viewed as a lucrative market for imported LNG, the US Northeast and Mid-Atlantic regions now have emerging sources of domestic gas supply in the form of shale gas, which has exerted pressure on imported LNG volumes.

The large increase in LNG production combined with the extensive construction of import terminals around the world provides the basis for a more logistical approach to the LNG market. This trend is further enhanced by low shipping rates, the seasonality of the market and the global price differentials between the Asian, European and American gas markets.

The changing developments in the trading pattern for LNG provides an interesting opportunity for LNG shipping as well as Golar Energy’s LNG new trading venture. The continuing separation of oil and gas prices further enhances this as it provides the opportunity to reduce the energy costs to end users by substituting oil products with flexible delivery of LNG.

Outlook

An over-supply of LNG has developed as the LNG industry has suffered from the global recession and the successful development of shale gas in the US. However, given its environmental benefits over other hydrocarbon fuels and its cost competiveness, particularly against oil, it is highly likely that LNG demand will continue to grow. The strong gas demand coming out of China and other new emerging markets further supports this case. On the supply side the development of unconventional gas supplies such coal bed methane in Queensland Australia provides increased LNG supply growth potential.

Nevertheless, the short-term weakness in the LNG commodity market has negatively impacted shipping. By end of 2010 there is a significant decline in the rate of growth of the fleet. The Company believes that the shipping market will begin to tighten over the next twelve to eighteen months although in the near term the market will likely remain weak.

There are clear similarities between the more flexible structure of the LNG market which is now emerging and the opening of the crude oil market in the 1970’s. There is increased activity by traders and spot cargoes are still at a limited level. The Board therefore believes that this is a good time to be building a position in this market area and as such is extremely pleased with the setting up of Golar Energy’s new LNG trading venture.

The floating regasification market outlook continues to be positive and the Company believes that there will be a few new FSRU contracts awarded during 2010. The Company believes that Golar Energy is in a good position to secure contracts based on its previous experience in this market.

The Company will selectively continue to pursue small scale opportunities within the FLNG market. The Company also believes that further worldwide opportunities exist in solutions which integrate power production and regasification projects.

Operating results for the second quarter of 2010 are highly likely to be significantly negatively impacted by continued very weak results from the Company’s vessels operating in the spot market. There are however good reasons for expecting a much needed strong improvement in shipping rates in the medium to long-term. The Company is also optimistic about the potential for Golar Energy’s new LNG logistic venture, Golar Commodities, and anticipates it to be profitable in its first year of operation. All five of Golar’s long-term contracted vessels are now delivered under their time charters following the delivery of the Golar Freeze on May 16, 2010.

The Board is not pleased with Golar LNG Energy’s share price development subsequent to the IPO last August and will continue to work to maximise the value of its investment. In view of the weak share performance the Board have decided not to propose a stock dividend this quarter in the belief that better value can be achieved for shareholders by working to maximise the value of the Company’s controlling position.

With the strength of five well paid long term charters there are good reasons to be positive about the future development of results. Shareholders should however be aware that in the short-term there will likely be very low levels of utilisation and weak rates for the vessels operating in the spot market. The Board is pleased that the Company has returned to paying cash dividends and is hopeful that the Company’s strong financial position and the dividend growth that is anticipated over the next few quarters will strengthen the Company’s investment case.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company’s view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

May 26, 2010

The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Ltd - +44 207 063 7900:
Graham Robjohns
Brian Tienzo

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

INCOME STATEMENT	2010	2009	2009	2009
(in thousands of $)	Jan - Mar	Oct - Dec	Jan - Mar	Jan - Dec
	unaudited	unaudited	unaudited	audited

Operating revenues	53,335	65,508	53,859	216,495
Vessel and charterhire operating expenses	13,045	14,925	16,065	60,709
Voyage expenses	10,592	7,175	11,402	39,463
Administrative expenses	3,245	5,699	4,277	19,958
Depreciation and amortisation	15,802	17,009	15,490	63,482
Impairment of long-lived assets	-	1,500	-	1,500
Total operating expenses	42,684	46,308	47,234	185,112
Operating income	10,651	19,200	6,625	31,383
Gain on sale of available for sale securities	762	-	-	-
Financial income (expenses)
Interest income	1,431	1,641	4,657	11,710
Interest expense	(11,123)	(13,389)	(15,119)	(57,874)
Other financial items	(4,928)	7,237	1,948	44,472
Income/(Loss) before taxes, equity in net earnings of associates and noncontrolling interests	(3,207)	14,689	(1,889)	29,691
Taxes	(451)	(903)	(241)	(1,643)
Equity in net earnings of investee’s	(401)	(2,549)	(534)	(4,902)
Gain on sale of investee	-	8,355	-	8,355
Net (loss)/income	(4,059)	19,592	(2,664)	31,501
Net income attributable to noncontrolling interest	1,307	(2,231)	(2,456)	(8,419)
Net (loss)/income attributable to Golar LNG Ltd	(2,752)	17,361	(5,120)	23,082
Basic (loss)/ earnings per share ($)	$(0.04)	$0.26	$(0.08)	$0.34

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Statement of Comprehensive Income	2010	2009	2009
(in thousands of $)	Jan - Mar	Oct - Dec	Jan - Dec
	unaudited	unaudited	audited

Net (loss) income attributable to Golar LNG	(2,752)	17,361	23,082
Other comprehensive (loss) income, net of tax:
(Losses) gains associated with pensions	-	(3,468)	(3,455)
Unrealized (losses) gains on marketable securities held by the Company and investee	(7,517)	9,942	9,942
Unrealized net loss on qualifying cash flow hedging instruments	(3,428)	3,576	11,615
Other comprehensive (loss)/income	(10,945)	10,050	18,102

Comprehensive (loss)/income	(13,697)	27,411	41,184

Comprehensive Income (loss) attributable to:
Stockholders of Golar LNG Limited	(10,759)	24,298	38,902
Non-controlling interest share of other comprehensive income	(2,938)	3,113	2,282

	(13,697)	27,411	41,184

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

BALANCE SHEET	2010	2009	2009
(in thousands of $)	Mar 31	Mar 31	Dec 31
	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	82,119	65,644	122,231
Restricted cash and short-term investments	39,779	56,679	40,651
Other current assets	21,965	16,391	18,451
Amounts due from related parties	490	479	795
Long-term
Restricted cash	546,952	551,311	594,154
Equity in net assets of non-consolidated investees	20,922	30,726	21,243
Vessels and equipment, net	1,636,269	1,563,411	1,646,059
Other long-term assets	46,678	69,630	48,852
Total assets	2,395,174	2,354,271	2,492,436

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term
Current portion of long-term debt	73,949	73,895	74,504
Current portion of capital lease obligations	20,483	6,017	8,588
Other current liabilities	130,976	174,921	122,372
Amounts due to related parties	331	460	298
Long-term
Long-term debt	694,752	758,702	707,722
Long-term capital lease obligations	761,929	769,866	844,355
Other long-term liabilities	74,714	76,411	76,413
Equity
Stockholders’ equity	480,132	449,855	495,511
Noncontrolling interest	157,908	44,144	162,673
Total liabilities and stockholders’ equity	2,395,174	2,354,271	2,492,436

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CASH FLOWS		2010	2009	2009
(in thousands of $)		Jan – Mar	Oct – Dec	Jan – Dec
		unaudited	unaudited	audited

OPERATING ACTIVITIES
Net(loss)/ income		(2,252)	17,361	23,082
Adjustments to reconcile net (loss) /income to net cash
provided by operating activities:
Depreciation and amortisation		15,803	17,010	63,483
Amortisation of deferred charges		324	327	1,280
Gain /loss on sale of investee		-	(8,355)	(8,355)
Income attributable to non-controlling interest		(1,807)	2,232	8,421
Undistributed net earnings of non-consolidated investee		321	2,207	4,559
Drydocking expenditure		(795)	(8,134)	(9,807)
Stock-based compensation		452	320	1,689
Gain on available for sale securities		(762)	-	-
Change in market value of equity, interest rate and currency derivatives		11,116	(8,614)	(64,309)
Interest element included in capital lease obligations		275	329	1,182
Unrealised foreign exchange loss / (gain)		(7,917)	1,611	12,955
Impairment of long-lived assets		-	(1,500)	(1,500)
Change in operating assets and liabilities		(16,134)	7,378	10,120
Net cash provided by (used in) operating activities		(1,376)	22,172	43,763
INVESTING ACTIVITIES
Additions to vessels and equipment		(17,800)	(40,196)	(112,945)
Long-term restricted cash		-	150	18,168
Additions to unlisted investments		-	-	(85)
Net proceeds from sale of non controlling investee		-	11,010	11,010
Proceeds from disposal of marketable securities		1,315	-	-
Short-term restricted cash and investments		(3,516)	22,039	19,701
Proceeds from termination of equity swap		-	-	7,691
Net cash used in investing activities		(20,001)	(6,997)	(56,460)
FINANCING ACTIVITIES
Proceeds from long-term debt		-	(20,000)	44,999
Repayments of long-term capital lease obligation		(1,885)	(1,867)	(6,883)
Repayments of long-term debt		(13,525)	(23,629)	(71,396)
Cash dividends paid		(5,014)	-	-
Financing and debt settlement costs		2,265	-	-
Dividends paid to non-controlling interests		(520)	-	(1,360)
Proceeds from issuance of equity in subsidiaries to non-controlling interests		(56)	(151)	115,392
Payments on exercise of share options		-	(670)	(670)
Payments to purchase treasury shares		-	(3,912)	(3,912)
Proceeds from disposal of/receipt of treasury shares		-	2,644	2,644
Proceeds from the disposal of/receipt of dividends on treasury shares		-	-	-
Net cash provided by (used in) financing activities		(18,735)	(47,585)	79,777
Net	increase/ (decrease) in cash and cash equivalents	(40,112)	(32,410)	66,117
Cash and cash equivalents at beginning of period		122,231	154,641	56,114
Cash and cash equivalents at end of period		82,119	122,231	122,231

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY					Accumulated
(in thousands of $)			Additional		Other	Accumulated	Non-	Total
	Share	Treasury	Paid in	Contributed	Comprehensive	Retained	Controlling	Stockholders
	Capital	Shares	Capital	Surplus	Loss	Earnings	Interest	Equity

Balance at Dec 31, 2009	67,577	(6,841)	96,518	200,000	(18,819)	157,076	162,673	658,184

Net loss						(2,752)	(1,307)	(4,059)
Treasury shares acquisition /disposal
Non-controlling interest’s purchase price paid in excess of net assets acquired from parent
			(56)					(56)
Grant of share options			452					452
Exercise of share options
Share options cancelled
Gain on issuance of shares by investees
Other comprehensive income					(8,008)		(2,938)	(10,946)
Dividends						(5,015)		(5,015)
Non-controlling interest capital redemption							(520)	(520)

Balance at Mar 31, 2010	67,577	(6,841)	96,914	200,000	(26,827)	149,309	152,908	638,040

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements

1.	GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG”) shipping interests of Osprey Maritime Limited (“Osprey”), which was owned by World Shipholding Limited, a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of March 31, 2010, World Shipholding Limited owned 46.18% (December 31, 2009: 46.18%) of Golar.

2.	ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2009.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2009.

3.	DEBT

As of March 31, 2010 and December 31, 2009, the Company had total long-term debt outstanding of $768.7 million and $782.2 million, respectively. The movement is as a result of debt repayments in the quarter.

The Company’s long term capital lease obligations as at March 31, 2010 and December 31, 2009, were $782.4 million and $852.9 million, respectively. In March 2010, the Company terminated three of the leases within the Five Ships Leases and immediately entered into three new long funding finance leases (“LFFL’s”) in respect of the same ships. The LFFL’s have an initial term of approximately 12 years from inception. The lease obligations under the LFFL’s are secured by cash deposits of the same value. The cash deposits will be used to service the entirety of the lease obligations. By virtue of the fact here has been no change in the Lessor and Lessee for the same ships the restructuring of these leases was accounted for as a modification.

4.	FINANCIAL INSTRUMENTS

Fair values

The carrying value and estimated fair value of the Company’s financial instruments at March 31, 2010 and December 31, 2009 are as follows:

	Mar 31,	Mar 31,	Dec 31,	Dec 31,
	2010	2010	2009	2009
	Carrying	Fair	Carrying	Fair
(in thousands of $)	Value	Value	Value	Value
Non-Derivatives:
Cash and cash equivalents	82,119	82,119	122,231	122,231
Restricted cash and short-term investments	39,779	39,779	40,651	40,651
Long-term restricted cash	546,952	546,952	594,154	594,154
Long-term unlisted investments	10,347	N/a	10,347	N/a
Marketable Securities	5,386	5,386	13,458	13,458

	Mar 31,	Mar 31,	Dec 31,	Dec 31,
	2010	2010	2009	2009
	Carrying	Fair	Carrying	Fair
(in thousands of $)	Value	Value	Value	Value
Short-term debt – floating	73,949	73,949	74,504	74,504
Long-term debt – floating	694,752	694,752	707,722	707,722
Short-term obligations under capital leases	20,483	20,483	8,588	8,588
Long-term obligations under capital leases	761,929	761,929	844,355	844,355
Derivatives:

Interest rate swaps liability	42,257	42,257	36,354	36,354
Foreign currency swaps liability	27,685	27,685	19,043	19,043

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The fair value of the Company’s marketable securities is determined using the closing quoted market price.

As at December 31, 2009, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investments in both TORP Technology and OLT–O were not recoverable. Accordingly, the Company did not estimate the fair value of these investments as at March 31, 2010.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

The following table summarizes the valuation of the Company’s financial instruments by the guidance on fair value measurement pricing levels as of March 31, 2010:

	Quoted	Significant	Total
	market prices	Other
	in active	Observable
	markets	Inputs
(in thousands of $)	(Level 1)	( Level 2)
Interest rate swaps – liability position	-	42,257	42,257
Foreign currency swaps – liability position	-	27,685	27,685
Marketable Securities	5,386	-	5,386

The guidance further states that the fair value measurement of a liability must reflect the non-performance risk of the entity. Therefore, the impact of the Company’s creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

6.	RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

	At Mar 31,	At Dec 31,
(in thousands of $)	2010	2009
Frontline	130	488
Ship Finance	155	115
Seatankers	(126)	(106)

	159	497

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears.

During the periods ended March 31, 2010 and December 31, 2009, Faraway Maritime Shipping Company, which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $nil and $3.4 million respectively, of which 60% was paid to Golar and 40% was paid to CPC.

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding Limited. As of March 31, 2009, World Shipholding Limited, a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family.

7.	OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

	At Mar 31,	At Dec 31,
(in thousands of $)	2010	2009
Book value of vessels secured against long-term loans and capital leases	1,636,269	1,644,835

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: June 02, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer